VOICE DIARY INC.
343 Sui Zhou Zhong Road
Sui Ning, Si Chuan Province, P.R.China
******

January 10, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:  Larry Spirgel Esq.
         Assistant Director

Re: Voice Diary Inc.
                              Revised Preliminary Information Statement on Schedule 14C
                              Filed December 22, 2006
                              File Number: 000-50029

Ladies and Gentlemen:

    Thank you for your comment letter dated January 10, 2007 (the "Comment Letter") with respect to the above-captioned information statement. We have filed our Amendment to the referenced information statement on Form PRER 14C of Voice Diary, Inc. (the "Company"), which incorporates our responses to your comments in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not forebear the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.
Your Form 10-QSB for the quarter ended September 30, 2006 indicates that the reverse acquisition, including the issuance of 30 million shares (post-reverse stock split) to the shareholders of Yin Fa, has already taken place. On the cover page of your information statement, you indicated that "these proposals will not be effected until at least twenty (20) days after a definitive Information Statement has first been sent to shareholders who have not previously consented." Please advise whether the acquisition has been consummated and, if so, substantially revise your information statement to discuss the current state of the company and any possible liability under the U.S. federal securities laws stemming from the completion of the reverse acquisition prior to the distribution of the information statement.

Response:

Respectfully, we consider the exchange transaction to be a corporate action taken pursuant to the consents or authorization of the security holders as evidenced by a majority consent of stockholders. Thus pursuant to Reg. §240.14c-2 (b) it is our opinion that the information statement could be sent twenty days prior to the earliest date on which the corporate action may be taken (i.e. completion of the exchange). We decided to send one Information Statement outlining the entire share exchange (since it is the essence of the corporate action) rather than send out a separate information statement for each element of the transaction (i.e. the increase in authorized capital), in order to minimize investor confusion. All of the shares and documentation for consummation of the transaction have been executed, delivered to escrow and await the mailing of the definitive Information Statement. Now that all elements of the exchange are in place, we are filing the Information Statement.

There is some confusion in this instance because the 10QSB for the quarter ended September 30, 2006 indicates that the transaction has already closed. The reason for this is because under the Statement of Financial Accounting Standards promulgated by the Financial Accounting Standards Board this share exchange, for accounting purposes, would be considered "closed" even though the shares are still in escrow. Under FAS 141 Par 48, "the date of acquisition…ordinarily is the date assets are received and other assets are given, liabilities are assumed or incurred, or equity interests are issued." In regards to the 10QSB, the company’s management, based upon its review of the authoritative accounting guidelines, decided to consolidate the financials. Thus, for the purposes of financial accounting the deal was complete. We recognize this incongruence between the 10QSB and this Information Statement and have added additional language to the cover page of the document to clarify and provide the public with improved disclosure. While we admit this language may be somewhat confusing in the 10QSB we do not feel it is misleading, because for the purposes of proper financial accounting (which is what Form Q aims to provide), the 10QSB is accurate.

2.	Include a section discussion the company's operations prior to the reverse acquisition. Discuss how the reverse acquisition materialized.

Response:

We have revised the statement to add a section discussing the company's operation prior to the reverse acquisition and the materiality of the reverse acquisition.

3.
We note your reliance on incorporation by reference. Please note that this is not permitted. Therefore, revise your document to include financial statements and MD&A for Voice Diary Inc. In addition the interim financials already included in the document appear to be mislabeled (as they refer to Voice Diary Inc. instead of Yin Fa.) Please correct and move the MD&A discussion for Yin Fa so that Yin Fa's unaudited and audited financial statements precede or follow the MD&A discussion for Yin Fa.

Response:

We have revised the statement to include financial statements and MD&A for both Voice Diary, Inc. and Yin Fa.

4.
We note that the financial entries for Voice Diary in the pro forma financial statements are not consistent with the same entries for Voice Diary in its Form 10-QSB for the quarter ended September 30, 2006. For example net income for Voice Diary for the nine months ended September 30, 2006 is reported to be $38,615 in the pro forma financial statements however the same entry is reported to be $61, 323 in the Form 10QSB. Please review and correct all discrepancies.

Response:

We have revised the statement to correct all discrepancies in the pro forma financial statements.

We hope you will find the above explanations useful in your review. Please let us know if you have further questions.

Sincerely,

/s/ Wang, Ji Guang
Wang, Ji Guang
President